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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 4 2005
1086

SEC FILE NUMBER
8- 41940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cantone Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

766 Shrewsbury Avenue
(No. and Street)

Tinton Falls, NJ 07724
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Walsh (732) 450-3500 X121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pressman Ciocca Smith LLP
(Name – *if individual, state last, first, middle name*)

1800 Byberry Road Suite 1100 Huntingdon Valley, PA 19006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantone Research, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

ROBERT W. CROWTHER, III
Notary Public
State of New Jersey
My Commission Expires 2/10/08

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Cantone

RESEARCH, INC.

CRI

The Art of Finding Small Cap Stocks with Big Growth Potential

DECEMBER 31, 2004

PRESSMAN CIOCCA SMITH

THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

TABLE OF CONTENTS

PRESSMAN CIOCCA SMITH
THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cantone Research, Inc.

We have audited the accompanying statement of financial condition of Cantone Research, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cantone Research, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Pressman Ciocca Smith LLP

February 9, 2005

Pressman Ciocca Smith LLP Certified Public Accountants and Management Consultants
1800 Byberry Road Suite 1100 Huntingdon Valley, PA 19006-3523 Tel. 215.947.2100 Fax. 215.947.7448 www.pcscpa.com

Cantone Research, Inc.

Statement of Financial Condition

December 31, 2004

ASSETS	
Cash and cash equivalents	$ 397,029
Deposits with clearing organization (marketable securities at market value)	784,760
Deposits with clearing organization (marketable securities, restricted, at market value)	250,000
Advances to registered reps, net of allowance for doubtful accounts	115,362
Receivable from clearing organization	223,087
Prepaid expenses	71,338
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation	61,366
Other assets	3,088
	$ 1,906,030
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Commissions payable	$ 100,363
Accounts payable and accrued expenses	351,374
TOTAL LIABILITIES	451,737
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	50,000
Additional paid - in capital	1,558,000
Accumulated deficit	(153,707)
	1,454,293
	$ 1,906,030

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE A – BUSINESS AND ORGANIZATION

Cantone Research, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company is an introducing broker-dealer for its clients and clears its securities transactions on a fully disclosed basis primarily through First Clearing Corporation ("FCC").

NOTE B – SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii), under which provision the Company must carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, and not otherwise hold funds or securities for, or owe money or securities to its customers.

NOTE C – SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition and Commission

Transactions in securities, including the related commission revenues and expenses, are recorded on a settlement-date basis, generally the third business day following the transaction date. There is no material effect on the financial statements if such transactions were recorded on a trade-date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method over estimated useful lives of three, five and seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

Preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates, primarily related to collectibility of advances and depreciable lives of furniture, equipment and leasehold improvements. The nature of those estimates, however, is such that variances in actual results are generally immaterial.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

S Corporation - Income Tax Status

The Company, with the consent of its sole stockholder, has elected to be taxed as an S corporation for both Federal and New Jersey corporate income tax purposes. In lieu of Federal corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current year federal income taxes has been included in the financial statements. In New Jersey, "S" corporations pay a reduced rate corporate income tax. For New York, the Company is taxed as a "C" Corporation. The Company provides for state corporate income taxes at the applicable statutory rates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE D – DEPOSITS WITH CLEARING ORGANIZATION

The Company has entered into an agreement with FCC as the successor to Wexford Clearing Services Corporation ("Wexford"), a wholly-owned subsidiary of Wachovia Securities, LLC, whereby all orders of the Company's customers to buy or sell securities are to be cleared through FCC and Wexford on a fully-disclosed basis. Under this agreement, the Company is required to maintain a minimum deposit of $250,000 in cash or marketable securities. At December 31, 2004, the Company was in compliance with such requirement.

NOTE E – ADVANCES TO REGISTERED REPS

The Company enters into employment contracts ranging from one to three years with newly hired reps. Pursuant to the contracts, the Company makes interest-bearing advances to the reps in amounts up to $50,000. The advance is due in full at the end of the contract period. The contract contains incentives which, if achieved, may result in the forgiveness of the advanced amount. Such forgiveness is recorded as compensation expense in the period earned. As of December 31, 2004, these advances amounted to $328,467. These advances are secured by the licenses of the registered reps. When a registered rep leaves, the Company establishes an allowance for doubtful account based on a case-by-case evaluation of the collectibility of the remaining advance. As of December 31, 2004, the allowance for doubtful accounts was $213,105.

NOTE F – INCOME TAXES

For the year ended December 31, 2004, the Company's provision for current state income tax amounted to $1,796. The Company has not provided for deferred taxes for state income tax purposes because the Company's temporary differences are not material. The New Jersey state net operating loss ("NOL") of approximately $1,025,000 will be carried forward to offset future New Jersey taxable income. This carry forward will begin to expire in 2007.

NOTE G – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company's net capital was $1,068,762, which was $968,762 in excess of its required net capital of $100,000. The Company's aggregate indebtedness/net capital ratio was 42%.

NOTE H – LEASES

The Company leases its main office in New Jersey from a related entity under a lease that expires on March 31, 2007. The Company also leases additional office space from the related entity on a month-to-month basis. The Company did not renew the lease for its former New York office from an unrelated entity. Rental expense for 2004 amounted to $107,222 to the related entity and $12,467 to the unrelated entity.

It is expected that, in the normal course of business, the leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum operating lease commitments will not be less than the 2004 expense.

Future minimum lease payments under the non-cancelable operating lease with the related entity is as follows:

Year Ending December 31,		
2005	$	83,532
2006		83,532
2007		20,883
	$	187,947

NOTE I – 401(K) PLAN

The Company provides a 401(k) profit sharing plan. The Company does not match the contributions by the participating, eligible employees.

NOTE J – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and legal proceedings which have arisen in the ordinary course of its business and have not been finally adjudicated. Some of the actions seek substantial damages and the Company is unable to estimate the magnitude of its exposure at this time. The Company is defending vigorously against these actions. Management believes, based upon discussion with counsel, that the outcome of these matters will not have a material effect on the Company's financial position, the results of operations, or its cash flows.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2004 settled with no adverse effect on the Company's financial condition.

PRESSMAN CIOCCA SMITH
THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Cantone Research, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cantone Research, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and crosschecks generally included in internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pressman Ciocca Smith LLP

Huntingdon Valley, Pennsylvania
February 9, 2005